FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  November 27, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)                                                                     Embargoed until 12.30 p.m. (GMT)
Unaudited results for the 13 and 39 weeks to 3 November 2007                                                       27 November 2007

SIGNET REPORTS THIRD QUARTER RESULTS

Signet Group plc (LSE and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its third quarter unaudited results for the 13 weeks and 39 weeks to 3 November 2007.

Group

In the 13 week period to 3 November 2007, Group total sales rose by 7.9% at constant exchange rates (see note 11); the reported increase was 10.0% to $678.7 million (13 weeks to 28 October 2006: $616.8 million). Like for like sales increased by 3.2%. Profit before tax was $2.5 million (13 weeks to 28 October 2006: $8.0 million) and operating profit was $7.5 million (13 weeks to 28 October 2006: $13.4 million).

In the 39 week period, Group total sales increased by 7.0% at constant exchange rates (see note 11); and by 9.4% on a reported basis to $2,280.5 million (39 weeks to 28 October 2006: $2,084.0 million). Like for like sales were up by 3.2%. Profit before tax declined slightly to $111.5 million (39 weeks to 28 October 2006: $113.6 million) and operating profit was $124.4 million (39 weeks to 28 October 2006: $125.7 million). The average exchange rate for the period was £1/$2.00 (39 weeks to 28 October 2006: £1/$1.83). Earnings per share were unchanged at 4.2c.

United States (circa 75% of Group annual sales)

In the 13 week period to 3 November 2007, total sales increased by 10.1% to $488.2 million (13 weeks to 28 October 2006: $443.4 million). Like for like sales were up by 2.5%, with August and September being stronger than October. US operating profit was $11.5 million (13 weeks to 28 October 2006: $19.1 million). As expected the gross margin was down a little more than in the first half as a result of further commodity cost increases and changes in the sales mix, partially offset by supply chain initiatives. The trend in the fourth quarter is anticipated to be similar. Costs were closely controlled and inventory levels were as planned.

In the 39 week period, total sales advanced by 8.3% to $1,705.1 million (39 weeks to 28 October 2006: $1,574.5 million). Like for like sales rose by 2.7%. US operating profit was $137.8 million (39 weeks to 28 October 2006: $144.2 million). The operating margin was 8.1% (39 weeks to 28 October 2006: 9.2%). The bad debt charge was 3.3% of total sales (39 weeks to 28 October 2006: 2.9%), and remained comfortably in the range of the last 10 years.

The quality of execution in all areas of the business continued to be improved, with the focus on staff training and customer service remaining a priority. In merchandising, the right hand ring and Journey ranges continue to be developed, the solitaire and Leo diamond selections have been expanded, new designs from Le Vian have been introduced and in Jared, the Peerless Diamond is increasingly popular.

There will be a further increase in Kay national television advertising during the holiday season and Jared will have national television advertising support on both network and cable channels for the first time. Advertising for the division’s regional brands will be on a similar basis to last year.

Net new space growth during 2007/08 is expected to be about 10%, at the top end of the target range, with Jared accounting for the majority of the increase.

Over the past several years there have been substantial increases in diamond, gold and platinum costs impacting the entire US jewellery sector. These have not been fully passed on to consumers. This cumulative effect of higher commodity costs does mean that Signet anticipates realigning prices in 2008 and we would expect this to start following Valentine’s Day. Any such realignment will likely cover the broad merchandise range, including basic product which have seen little movement in price for several years despite the major changes in raw material costs. Signet’s pricing strategy is to be competitive over the long term; however these expected changes could result in a departure from this position in the short term.

United Kingdom (circa 25% of Group annual sales)

In the 13 week period, UK division total sales were up by 2.6% at constant exchange rates (see note 11) and by 9.9% on a reported basis to $190.5 million (13 weeks to 28 October 2006: $173.4 million). Like for like sales were up by 4.8% in the 13 weeks to 3 November 2007. This resulted in the elimination of the normal seasonal loss with the division reporting an operating profit of $0.2 million (13 weeks to 28 October 2006: $2.0 million loss).

In the 39 week period, total sales increased by 3.3% at constant exchange rates (see note 11), and by 12.9% on a reported basis to $575.4 million (39 weeks to 28 October 2006: $509.5 million). Like for like sales were up by 4.7%. The normal seasonal operating loss was largely eliminated at $0.4 million (39 weeks to 28 October 2006: $8.2 million loss). Gross margin was slightly down on last year due to mix changes and more targeted promotional activity with a similar trend expected in the fourth quarter.

The customer experience was again enhanced by the continued development of the selling skills and product knowledge of staff. Merchandise ranges exclusive to H.Samuel and Ernest Jones have been increased and the diamond ranges have been developed further. The division’s average selling price rose in the 39 week period and diamond participation was up slightly. New television advertisements for both H.Samuel and Ernest Jones have produced encouraging test results. Initial customer response to the enhanced Ernest Jones store design has been positive. The roll-out of a branded store card, provided in conjunction with a bank, is proceeding as planned. Tight control of costs and inventory has been maintained.

Group Central Costs, Financing Costs and Taxation

In the 13 week period, Group central costs were $4.2 million (13 weeks to 28 October 2006: $3.7 million). In the 39 weeks they were $13.0 million (39 weeks to 28 October 2006: $10.3 million), largely reflecting a foreign exchange loss arising on dividend payments and higher professional fees. Net financing costs for the 13 weeks were $5.0 million (13 weeks to 28 October 2006: $5.4 million) and for the 39 weeks were $12.9 million (39 weeks to 28 October 2006: $12.1 million). The tax rate for the 39 weeks to 3 November 2007 was 36.5% (39 weeks to 28 October 2006: 35.6%).

Net Debt

Net debt at 3 November 2007 was $524.8 million (28 October 2006: $461.9 million). The seasonal increase in net debt in the 39 weeks to 3 November 2007 of $291.6 million was in line with the corresponding period last year (39 weeks to 28 October 2006: $287.4 million). Capital expenditure during the year is expected to be about $150 million (2006/07: $124.4 million) reflecting increased spending on Kay off-mall stores, store refurbishments and information technology.

In October the Group entered into a 364 day $200m Series 2007 asset backed variable funding note conduit securitisation facility. Under this securitisation, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. The facility is for general corporate purposes.

Comment

Terry Burman, Group Chief Executive, commented: “In the year to date profit before tax was slightly below last year’s level primarily reflecting a more challenging retail marketplace in the US.

As ever, the results for the year will depend on the very important Christmas trading season, 75% of which is still ahead of us. However, in the US sales have weakened further since the end of the third quarter and so far in November like for like sales are down around 7%. In the UK there has been a weakening as the month has progressed. Given the backdrop of trading in November, and increased economic uncertainty on both sides of the Atlantic, we believe current analysts’ expectations are unlikely to be met and that a wider than normal range of profit before tax estimates would be appropriate.”

Enquiries:     Terry Burman, Group Chief Executive     +44 (0) 20 7317 9700
                      Walker Boyd, Group Finance Director     +44 (0) 20 7317 9700

                      Tom Buchanan, Brunswick                       +44 (0) 20 7404 5959
                      Wendel Verbeek, Brunswick                    +44 (0) 20 7404 5959

Signet operated 1,953 speciality retail jewellery stores at 3 November 2007; these included 1,383 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 570 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com . See also www.kay.com , www.jared.com , www.hsamuel.co.uk and www.ernestjones.co.uk .

Investor Relations Programme Details

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast available at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 minutes prior to the scheduled start time. The call details are:

     European dial-in:             +44 (0) 20 7138 0839
     European 48hr replay:     +44 (0) 20 7138 0838     Access code: 4574130#

     US dial-in:                       +1 718 354 1362
     US 48hr replay:              +1 718 354 1112            Access code: 4574130#

The Christmas Trading Statement is expected to be released on Thursday 10 January 2008.

Store Tour, Las Vegas, Nevada, Thursday 29 November 2007

There is a tour of a Jared and a Kay store in Las Vegas, Nevada on the morning of Thursday, November 29, 2007 for professional investors. Details can be found at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Condensed consolidated income statement (unaudited)

for the 39 weeks ended 3 November 2007

		13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
	Notes	$m	$m	$m	$m	$m

Sales	2,11	678.7	616.8	2,280.5	2,084.0	3,559.2
Cost of sales		(657.7)	(594.2)	(2,123.2)	(1,927.4)	(3,092.4)
Gross profit		21.0	22.6	157.3	156.6	466.8
Administrative expenses		(39.4)	(31.0)	(112.2)	(99.2)	(142.1)
Other operating income		25.9	21.8	79.3	68.3	91.5
Operating profit	2,11	7.5	13.4	124.4	125.7	416.2
Finance income	3	2.0	5.9	8.1	13.5	18.8
Finance expense	3	(7.0)	(11.3)	(21.0)	(25.6)	(34.2)
Profit before tax	11	2.5	8.0	111.5	113.6	400.8
Taxation	4	(0.9)	(2.8)	(40.7)	(40.4)	(134.8)
Profit for the financial period		1.6	5.2	70.8	73.2	266.0

Earnings per share - basic - diluted	6	0.1c 0.1c	0.3c 0.3c	4.2c 4.1c	4.2c 4.2c	15.4c 15.3c

Earnings per ADS - basic - diluted	6	0.9c 0.9c	2.6c 2.6c	41.5c 41.4c	42.2c 42.1c	154.0c 153.4c

All of the above relate to continuing activities.

Condensed consolidated balance sheet (unaudited)

at 3 November 2007

		3 November 2007	28 October 2006	3 February 2007
	Notes	$m	$m	$m

Assets
Non-current assets
Intangible assets		50.6	44.8	46.3
Property, plant and equipment		515.5	481.5	484.8
Other receivables		34.3	28.9	29.2
Retirement benefit asset		8.0	-	3.7
Deferred tax assets		29.0	31.4	29.0
		637.4	586.6	593.0
Current assets
Inventories		1,656.8	1,497.4	1,350.6
Trade and other receivables		787.4	673.4	869.1
Cash and cash equivalents		42.8	310.8	152.3
		2,487.0	2,481.6	2,372.0

Total assets		3,124.4	3,068.2	2,965.0

Liabilities
Current liabilities
Borrowings due in less than one year		(187.6)	(392.7)	(5.5)
Trade and other payables		(465.9)	(425.4)	(392.4)
Deferred income		(101.6)	(90.4)	(122.7)
Current tax		(50.8)	(19.6)	(101.7)
		(805.9)	(928.1)	(622.3)
Non-current liabilities
Borrowings due in more than one year		(380.0)	(380.0)	(380.0)
Other payables		(81.5)	(72.2)	(74.7)
Deferred income		(129.1)	(116.3)	(132.0)
Provisions		(10.3)	(10.8)	(10.0)
Retirement benefit obligation		-	(28.1)	-
		(600.9)	(607.4)	(596.7)

Total liabilities		(1,406.8)	(1,535.5)	(1,219.0)

Net assets		1,717.6	1,532.7	1,746.0

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8	15.4	14.1	14.0
Share premium	9	138.4	129.4	134.7
Other reserves	9	235.2	235.0	235.1
Retained earnings	9	1,328.6	1,154.2	1,362.2
Total equity		1,717.6	1,532.7	1,746.0

Condensed consolidated cash flow statement (unaudited)

for the 39 weeks ended 3 November 2007

	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Cash flows from operating activities:
Profit before tax	2.5	8.0	111.5	113.6	400.8
Adjustments for:
Finance income	(2.0)	(5.9)	(8.1)	(13.5)	(18.8)
Finance expense	7.0	11.3	21.0	25.6	34.2
Depreciation of property, plant and equipment	25.7	23.7	75.5	67.7	92.1
Amortisation of intangible assets	1.0	0.5	3.3	1.6	2.4
Share-based payment expense	2.1	2.5	6.1	6.2	6.7
Other non-cash movements	(0.2)	(0.1)	(0.7)	(0.7)	(2.2)
Loss on disposal of property, plant and equipment	-	-	-	-	0.8
Operating cash flows before movement in working capital	36.1	40.0	208.6	200.5	516.0
Increase in inventories	(282.8)	(254.3)	(288.2)	(264.8)	(118.1)
Decrease/(increase) in trade and other receivables	20.0	33.0	79.7	85.1	(101.5)
Increase in payables and deferred income	117.9	67.1	36.7	26.0	46.1
Cash generated from operations	(108.8)	(114.2)	36.8	46.8	342.5
Interest paid	(0.8)	(5.7)	(14.4)	(15.7)	(31.4)
Taxation paid	(14.9)	(29.4)	(90.2)	(108.0)	(130.1)
Net cash from operating activities	(124.5)	(149.3)	(67.8)	(76.9)	181.0

Investing activities:
Interest received	0.7	5.6	4.7	12.3	16.9
Purchase of property, plant and equipment	(47.2)	(37.3)	(99.1)	(88.2)	(116.9)
Purchase of intangible assets	(1.1)	(2.4)	(7.3)	(5.5)	(7.5)
Proceeds from sale of property, plant and equipment	-	-	-	-	4.5
Cash flows from investing activities	(47.6)	(34.1)	(101.7)	(81.4)	(103.0)

Financing activities:
Dividends paid	-	-	(107.6)	(90.7)	(108.7)
Proceeds from issue of shares	-	0.6	5.5	4.6	7.7
Purchase of own shares	-	(37.6)	(29.0)	(43.2)	(63.4)
Increase in short-term borrowings	159.1	114.3	181.1	106.6	7.0
Repayment of long-term borrowings	-	-	-	-	(251.0)
Receipt of new long-term borrowings	-	-	-	380.0	380.0
Cash flows from financing activities	159.1	77.3	50.0	357.3	(28.4)

Reconciliation of movement in cash and cash equivalents:
Cash and cash equivalents at beginning of period	51.8	421.1	152.3	92.9	92.9
(Decrease)/increase in cash and cash equivalents	(13.0)	(106.1)	(119.5)	199.0	49.6
Exchange adjustments	4.0	(4.2)	10.0	18.9	9.8
Closing cash and cash equivalents	42.8	310.8	42.8	310.8	152.3

Reconciliation of cash flows to movement in net debt:(1)
Net debt at beginning of period	(354.8)	(229.0)	(233.2)	(174.5)	(174.5)
(Decrease)/increase in cash and cash equivalents	(13.0)	(106.1)	(119.5)	199.0	49.6
Increase in borrowings	(159.1)	(114.3)	(181.1)	(486.6)	(136.0)
Exchange adjustments	2.1	(12.5)	9.0	0.2	27.7
Closing net debt	(524.8)	(461.9)	(524.8)	(461.9)	(233.2)

(1) Net debt represents cash and cash equivalents less borrowings due in less than one year and borrowings due in more than one year.

Condensed consolidated statement of recognised income and expense (unaudited)

for the 39 weeks ended 3 November 2007

	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m

Exchange differences on translation of foreign operations	10.3	1.8	29.1	28.8	57.3
Effective portion of changes in value of cash flow hedges	4.6	(3.8)	(0.5)	(0.7)	1.7
Actuarial gain on retirement benefit scheme	-	-	-	-	30.5
Tax on items recognised in equity	(0.5)	-	1.5	-	(10.3)
Net income recognised directly in equity	14.4	(2.0)	30.1	28.1	79.2
Transfer to initial carrying value of inventory from cash flow hedges	(2.7)	1.1	(4.4)	(1.1)	1.5
Profit for the financial period	1.6	5.2	70.8	73.2	266.0
Total recognised income and expense attributable to shareholders	13.3	4.3	96.5	100.2	346.7

Notes to the condensed consolidated financial statements (unaudited)

for the 39 weeks ended 3 November 2007

1. Basis of preparation

These results are presented in US dollars following the change in the functional currency of the Company and the move to reporting in US dollars with effect from 5 February 2007. These interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Company’s published consolidated financial statements for the 53 week period ended 3 February 2007.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 53 weeks ended 3 February 2007 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	190.5	173.4	575.4	509.5	907.1
US	488.2	443.4	1,705.1	1,574.5	2,652.1
Total sales	678.7	616.8	2,280.5	2,084.0	3,559.2

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
- Trading	0.2	(2.0)	(0.4)	(8.2)	103.4
- Group central costs	(4.2)	(3.7)	(13.0)	(10.3)	(13.9)
	(4.0)	(5.7)	(13.4)	(18.5)	89.5
US	11.5	19.1	137.8	144.2	326.7
Operating profit	7.5	13.4	124.4	125.7	416.2

      The Group’s results derive from one business segment – the retailing of jewellery, watches and associated services.

3. Net financing costs

	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Interest receivable	0.7	5.5	4.7	12.2	16.6
Defined benefit pension scheme:
– expected return on scheme assets	5.0	3.6	13.6	10.6	14.8
– interest on pension liabilities	(3.7)	(3.2)	(10.2)	(9.3)	(12.6)
Finance income	2.0	5.9	8.1	13.5	18.8
Finance expense	(7.0)	(11.3)	(21.0)	(25.6)	(34.2)
Net financing costs	(5.0)	(5.4)	(12.9)	(12.1)	(15.4)

Notes to the condensed consolidated financial statements (unaudited)

for the 39 weeks ended 3 November 2007

4. Taxation

The net taxation charges in the income statements for the 13 weeks and 39 weeks ended 3 November 2007 have been based on the anticipated effective taxation rate for the 52 weeks ending 2 February 2008.

5. Translation differences

The exchange rates used in these interim statements for the translation of UK pound sterling transactions and balances into US dollars are as follows:

	3 November 2007	28 October 2006	3 February 2007

Income statement (average rate)	2.00	1.83	1.88
Balance sheet (closing rate)	2.08	1.90	1.97

The effect of restating the balance sheet at 28 October 2006 to the exchange rates ruling at 3 November 2007 would be to decrease net debt by $(3.8) million to $(458.1) million. Restating the income statement would decrease the pre-tax profit for the 39 weeks ended 28 October 2006 by $(1.3) million to $112.3 million.

6. Earnings per share

	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	53 weeks ended 3 February 2007
$m	$m	$m	$m	$m

Profit attributable to shareholders	1.6	5.2	70.8	73.2	266.0

Weighted average number of shares in issue (million)	1,703.6	1,729.4	1,703.8	1,736.3	1,727.6
Dilutive effect of share options (million)	3.3	4.3	5.3	3.2	6.8
Diluted weighted average number of shares (million)	1,707.0	1,733.7	1,709.1	1,739.5	1,734.4
Earnings per share – basic	0.1c	0.3c	4.2c	4.2c	15.4c
– diluted	0.1c	0.3c	4.1c	4.2c	15.3c
Earnings per ADS – basic	0.9c	2.6c	41.5c	42.2c	154.0c
– diluted	0.9c	2.6c	41.4c	42.1c	153.4c

7.	Seasonality

The Group’s business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

Notes to the condensed consolidated financial statements (unaudited)

for the 39 weeks ended 3 November 2007

8.	Share capital

	3 November 2007	28 October 2006	3 February 2007
	$m	$m	$m
Authorised:
5,929,874,019 ordinary shares of 0.5p each	-	48.6	48.6
5,929,874,019 ordinary shares of 0.9c each	53.4	-	-
50,000 deferred shares of £1 each	0.1	-	-

	Number of shares		$m
Alloted, called up and fully paid:
Ordinary shares of 0.5p each:
At 3 February 2007	1,713,553,809		14.0
Change in functional currency	-		1.4
Capital reduction on 5 February 2007	(1,713,553,809)		(15.4)
	nil		nil
Ordinary shares of 0.9c each:
Issued on 5 February 2007	1,713,553,809		15.4
Share buyback	(12,205,000)		(0.1)
Shares issued on exercise of share options	4,062,007		-
At 3 November 2007 total allotted, called up and fully paid	1,705,410,816		15.3
Deferred shares of £1 each on issue and at 3 November 2007	50,000		0.1
Total share capital	1,705,460,816		15.4

On 5 February 2007, the Company redenominated its share capital into US dollars by way of a reduction in capital and subsequent issue and allotment of new US dollar ordinary shares, which had been approved by shareholders on 12 December 2006 and received Court approval on 31 January 2007.

The nominal value of each US dollar denominated ordinary share is 0.9 cent and shareholders received one new US dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates remain valid.

Additionally, to comply with the Companies Act 1985, £50,000 of share capital is required to be denominated in pounds sterling, to which end 50,000 deferred shares of £1 each were allotted and issued and credited to the Company Secretary of the Company on 5 February 2007. These shares have limited and deferred rights.

Notes to the condensed consolidated financial statements (unaudited)

for the 39 weeks ended 3 November 2007

9.	Share premium and reserves

39 weeks ended 3 November 2007		Other reserves		Retained earnings
	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0
Redenomination of share capital	(1.4)	-	-	-	-	-	-	(1.4)
	133.3	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,730.6
Recognised income and expense:
- profit for the financial period	-	-	-	-	-	-	70.8	70.8
- cashflow hedges	-	-	-	-	(3.4)	-	-	(3.4)
- translation differences	-	-	-	-	-	29.1	-	29.1
Dividends	-	-	-	-	-	-	(107.6)	(107.6)
Equity-settled transactions	-	-	-	-	-	-	6.1	6.1
Share options exercised	5.1	-	-	1.9	-	-	(1.5)	5.5
Purchase of own shares	-	0.1	-	-	-	-	(29.0)	(28.9)
Balance at 3 November 2007	138.4	0.4	234.8	(11.4)	1.7	39.2	1,299.1	1,702.2

39 weeks ended 28 October 2006		Other reserves		Retained earnings
	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 28 January 2006	124.8	-	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
- profit for the financial period	-	-	-	-	-	-	73.2	73.2
- cashflow hedges	-	-	-	-	(1.8)	-	-	(1.8)
- translation differences	-	-	-	-	-	28.8	-	28.8
Dividends	-	-	-	-	-	-	(90.7)	(90.7)
Equity-settled transactions	-	-	-	-	-	-	6.2	6.2
Share options exercised	4.6	-	-	0.5	-	-	(0.5)	4.6
Purchase of own shares	-	0.2	-	-	-	-	(43.2)	(43.0)
Balance at 28 October 2006	129.4	0.2	234.8	(14.9)	1.0	(18.4)	1,186.5	1,518.6

53 weeks ended 3 February 2007		Other reserves		Retained earnings
	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 28 January 2006	124.8	-	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
- profit for the financial period	-	-	-	-	-	-	266.0	266.0
- cashflow hedges	-	-	-	-	2.3	-	-	2.3
- translation differences	-	-	-	-	-	57.3	-	57.3
- actuarial gain	-	-	-	-	-	-	21.1	21.1
Dividends	-	-	-	-	-	-	(108.7)	(108.7)
Equity-settled transactions	-	-	-	-	-	-	8.1	8.1
Share options exercised	8.6	-	-	2.1	-	-	(3.0)	7.7
Purchase of own shares	-	0.3	-	-	-	-	(63.4)	(63.1)
Shares issued to ESOTs	1.3	-	-	-	-	-	(1.3)	-
Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0

Notes to the condensed consolidated financial statements (unaudited)

for the 39 weeks ended 3 November 2007

10.	Dividend

A dividend of 0.96 cent per share was paid on 9 November 2007 to shareholders on the register of members at the close of business on 28 September 2007. The US dollar to pound sterling rate used to convert the 0.96 cent dividend per share for payment to shareholders who elected to receive a pound sterling dividend was the rate as derived from Reuters at 4.00pm on the record date of 28 September 2007. Shareholders wishing to change the currency in which they receive dividends should contact the Company’s registrar.

11.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

39 weeks ended 3 November 2007	39 weeks ended 3 November 2007	39 weeks ended 28 October 2006	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	575.4	509.5	12.9	47.3	556.8	3.3
US	1,705.1	1,574.5	8.3	-	1,574.5	8.3
Total sales	2,280.5	2,084.0	9.4	47.3	2,131.3	7.0

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
- Trading	(0.4)	(8.2)	n/a	(0.8)	(9.0)	n/a
- Group central costs	(13.0)	(10.3)	n/a	(1.0)	(11.3)	n/a
	(13.4)	(18.5)	n/a	(1.8)	(20.3)	n/a
US	137.8	144.2	(4.4)	-	144.2	(4.4)
Operating profit	124.4	125.7	(1.0)	(1.8)	123.9	0.4

Profit before tax	111.5	113.6	(1.8)	(1.3)	112.3	(0.7)

At 3 November 2007	3 November 2007	28 October 2006	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	$m	$m	$m	$m

Net debt	524.8	461.9	(3.8)	458.1

13 weeks ended 3 November 2007	13 weeks ended 3 November 2007	13 weeks ended 28 October 2006	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	190.5	173.4	9.9	12.2	185.6	2.6
US	488.2	443.4	10.1	-	443.4	10.1
Total sales	678.7	616.8	10.0	12.2	629.0	7.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   November 27, 2007